

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Ryan Frazier
Chief Executive Officer
Arrived Homes 3, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109

> **Re: Arrived Homes 3, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 6**
> **Filed April 20, 2023**
> **File No. 024-12135**

Dear Ryan Frazier:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment No. 6 to Offering Statement on Form 1-A filed April 20, 2023

Series Offering Table, page xx

1. We note that you have identified 42 acquired or to be acquired properties where you have disclosed in your filings that there had been no prior rental history before acquisition. Please revise your filing to disclose additional information about each property subsequent to its acquisition from the third-party seller. Your list should provide the name of the series, acquisition date by the related party from the third-party seller, acquisition date by the series from the related party or third-party seller, inception date of any leases, and any other key information necessary to understand the acquisition and rental status.

Incorporation of Certain Information by Reference, page xxviii

2. Please revise to provide the information set forth in General Instruction III.(a)(2)(C) of

Form 1-A.

Summary

The Manager, page 4

3.   We refer to your statement that your manager, Arrived Holdings, Inc., is a public benefit corporation with the purpose of promoting financial inclusion, fair and equitable housing, and job creation. Please revise here to explain the significance of this purpose, how it may affect how your manager manages your properties, and that it may not always act in a manner that maximizes your shareholders' value. Please also revise your offering circular as appropriate to explain why you determined to use a public benefit corporation as your manager, as you do not have that same status. Also revise in an appropriate place to explain where investors may find the public report you reference on page 18, and how shareholders will understand whether your manager has met those objectives and standards and whether it has developed any key performance metrics to measure success.

We are subject to ongoing public reporting requirements. . ., page 19

4.   We note your disclosure that you may elect to become a public reporting company under the Exchange Act. If you do not currently have any intentions of electing to do so on a voluntary basis, please revise this disclosure to clearly state this information.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage . . ., page 28

5.   We note that there are types of losses that are uninsurable or not economically insurable, or may be insured subject to limitations. Please revise as appropriate in the Description of Business section to state whether the properties underlying the series are insured for their full value.

There is currently no public trading market for our securities., page 40

6.   Please revise to expand this risk factor, including the header, to disclose that the interests of each series are subject to transfer restrictions, are not transferable without the consent of the manager, and that the manager can withhold consent at its sole discretion, as you discuss on page 107.

Any dispute in relation to the operating agreement is subject to the exclusive jurisdiction of the Court of Chancery. . ., page 42

7.   We refer to your statement that the exclusive forum provision in the operating agreement will not apply to claims under the Securities Act and your corresponding disclosures on page 110. However, General Provision 1.8 of the Limited Liability Company Agreement filed as Exhibit 2.2 does not include such a provision. Moreover, we note that Section 10 of the form of subscription agreement provides that the purchaser submits to the non-exclusive jurisdiction of New York courts, including for actions arising out of the

operating agreement. Please revise or advise.

The Series Properties Being Offered, page 58

8.	Please revise your filing to disclose the actual or anticipated interest rate on each promissory note due to the manager. Please also revise to include this information in the footnotes to the pro forma financial statements.

9.	You state here, and for other series' properties that are described in your earlier filings, that you have appointed an unaffiliated property manager to manage the property, and that the property manager will be paid an annual fee. We also note your disclosure on page 52 that you intend to enter into a property management agreement that will provide for a property management fee of 8% of monthly rents collected, and your statement on page 53 that if the terms of any property management agreement provide for a fee less than the 8%, the manager will receive the difference as income. For each series that has been acquired, please revise to disclose whether the material terms of the property management agreement with the unaffiliated third party corresponds to the terms described on page 52, and to the extent they do not, disclose such other material terms. Also clarify if the fee is paid on an annual or other basis. In this regard, we note that the Form of Property Management Agreement you have filed as Exhibit 6.5 does not appear to correspond to your disclosures.

Management, page 93

10.	We note your disclosure on page 21 that your "officers also serve or may serve as officers or employees of Arrived Holdings, Inc., as well as other manager-sponsored vehicles, and other companies unaffiliated with the manager." Please disclose the number of hours per week or month that management will dedicate to your operations. Refer to Item 10 of Form 1-A.

Term and Removal of the Manager, page 98

11.	Please revise, here and elsewhere as appropriate, to clarify that the referenced judgment is for the court to find that the manager has committed fraud in connection with a series or you, and which has a material adverse effect on you. Please also revise to explain the procedure for selecting a succeeding manager if your current manager were to be removed.

Security Ownership of Management and Certain Securityholders, page 99

12.	Please identify all executive officers and directors who beneficially own more than 10% of any series of your company. Additionally, please identify any other securityholders who beneficially own more than 10% of any series of your company. Refer to Item 12 of Form 1-A.

Interest of Management and Others in Certain Transactions, page 101

13.   We note your referral to "The Series Properties Being Offered" for information regarding the promissory notes issued to the manager. Please also revise to disclose the additional amounts of fees paid to the manager by each series, including sourcing fees, asset management fees, and any income received by the manager as a result of there being a difference between the property management fee of 8% of monthly rents and the actual amount paid to the property manager. Refer to Item 13 of Form 1-A.

Description of the Securities Being Offered, page 102

14.   Please define the term Operating Expenses Reimbursement Obligations, and on page 7, please also revise your summary description of distribution rights to explain that the free cash flow of the series will first be used to repay certain expenses and to create reserves at the manager's sole discretion before it will be used for distribution to interest holders.

Unaudited Pro Forma Combined Financial Statements, page F-2

15.   We note the amounts in the Pro Forma Combined column of your balance sheet appear to have mathematical errors (e.g., total assets do not appear to equal the sum of total liabilities and total members' equity). Please advise or revise as appropriate.

16.   We note 2 (d) on page F-18 addresses interest expense but it does not appear that any interest expense amounts were included in your pro forma statement of operations. Please advise or revise.

17.   We note adjustment 2 (b) is intended to represent the amount advanced from your manager to purchase the properties. It appears that such amount represents the purchase price of the property. We further note your disclosure on page F-17 that the series will purchase the property through the issuance to the manager (or the affiliate of the manager) of a promissory note in the full amount of the purchase price of the series property *inclusive* of acquisition and closing costs.
   • Please tell us how you determined it was appropriate to reflect the amount for your adjustment 2 (b) as the purchase price *exclusive* of acquisition and closing costs and of the sourcing fee.
   • Additionally, please clarify for us if the manager will lend you any other amounts that are reflected in the use of proceeds to issuer section of your offering circular, including but not limited to the operating & capital reserves amount.
   • To the extent your manager will lend you amounts that exceed the purchase price amount that you have reflected in your pro forma financial statements, please revise your filing to reflect the amount to be lent by your manager or advise.

General

18.   Please ensure that material disclosure from Industry Guide 5 is included. Refer to Item 7(c) of Form 1-A. For example, please disclose the maximum amount of fees payable by

each series, including how such amounts are determined (e.g., based on current rent amounts).

19.   We note that your website includes disclosures regarding your series' properties, which include, among other information, historical rental dividend yields. We also note that your properties did not have rental history prior to their acquisitions. Explain your basis for referring to a historical return average (such as a one year return historical average) when your properties did not have rental history. Please also tell us how you calculated the rental dividend yields shown, and explain how such calculations account for the expected recurring fees (e.g., asset management fee, property management fee of 8%).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John Rostom, Esq.